EXHIBIT 99.5

Algonquin Power & Utilities Corp. Announces 2011 First Quarter Financial Results

OAKVILLE, ON, May 12 /CNW/ - Algonquin Power & Utilities Corp. (TSX: AQN), today announced financial results for the first quarter ended March 31, 2011, with results showing increased revenue, EBITDA and earnings compared to the previous year and quarter as a result of growth initiatives completed in 2010.

First Quarter Financial Highlights:

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For the first quarter of 2011, revenue was $71.7 million as compared to $45.9 million in the first quarter of 2010. The increase in revenue over 2010 is primarily the result of Liberty Energy Utilities Co. (“Liberty Energy”) acquiring a California-based electricity distribution utility and related generation assets (“California Utility”) at the beginning of the quarter, increases at the end of 2010 due to the results of rate case approvals for revenue increases in Liberty Water Co. (“Liberty Water”), and above long-term average hydrology in Quebec and Maritime regions during the quarter.

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Adjusted earnings before interest, taxes, depreciation, and amortization (“Adjusted EBITDA”) was $26.9 million in the first quarter of 2011 as compared to $17.9 million in the first quarter of 2010. The increase in Adjusted EBITDA is primarily related to the acquisition of the Caifornia Utility, and increases due to the results of the rate case approvals for revenue increases in Liberty Water.

•	APUC reported net earnings in the first quarter of 2011 of $5.0 million or $0.05 per share as compared to net earnings of $3.5 million or $0.04 per share for the first quarter of 2010.

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Adjusted net earnings are utilized to report the net earnings of APUC without the effects of gains or losses on foreign exchange, foreign exchange forward contracts, and interest rate swaps as these are not reflective of the performance of the underlying business of APUC. APUC reported adjusted net earnings of $4.5 million or $0.04 per share in Q1 2011 as compared to adjusted net earnings of $1.4 million or $0.02 per share in Q1 2010.

First Quarter Performance, Operational, and Growth Highlights:

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In the first quarter of 2011, Algonquin Power Co.’s (“APCo”) Maritime and Quebec regions experienced resources significantly higher than long-term averages, producing approximately 30% and 6% above long-term average resources, respectively. The Western region experienced resources approximately 5% below long-term average, while the Ontario, Manitoba and New England regions experienced resources of approximately 10% below long-term averages. The New York regions experienced results approximately 15% below long-term average resources. APCo’s thermal division experienced a decrease in production primarily as a result of the change in the operating model at the Windsor Locks facility.

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During the first quarter, Liberty Water experienced revenue increases in both its water distribution and wastewater treatment business of 29% and 23% respectively. The increases are primarily due to the acquisition of the Galveston facility, and the implementation of rate increases at several facilities. During 2010, Liberty Water completed rate case proceedings at nine utilities.

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On January 1, 2011, APUC announced the closing of the acquisition of the California Utility. Emera and APUC jointly own and operate these assets through California Pacific Electric Company, LLC. In the first operating quarter, Liberty Energy posted revenues of $22.9 million. Liberty Energy expects to file a rate case with the California Public Utility Commission in August 2011 with new rates expected to take effect in mid 2012.

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On January 14, 2011, APUC announced that it received commitments with a syndicate of banks for a new APCo $142 million senior secured revolving credit facility with a three year term. The renewal of the credit facility supports APUC’s operations and contributes to a strong, investment grade capital structure.

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On February 25, 2011, APUC announced that Ontario Power Authority (“OPA”) awarded a contract to the wholly owned 75 MW Amherst Island Wind Project. The contract was awarded as part of the second round of the OPA’s Feed-in Tariff program. The project will be developed by APCo and currently contemplates the use of industry leading wind turbine generator technology that is estimated to produce approximately 247 GWh of power annually.

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On February 28, 2011, APUC announced the achievement of commercial operation of the 26.4 MW Phase I Red Lily Wind Project (“Red Lily I”) in south-eastern Saskatchewan. The project was completed ahead of schedule and is now successfully generating renewable power. APUC’s commitment in Red Lily I is structured as a debt investment with total returns to APUC being a combination of interest payments and fees for ongoing operation and supervision services to the facility. APUC retains an option to formally exchange its debt investment for a 75% equity interest in the entity which owns the facility.

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On March 3, 2011, APUC announced that the Board of Directors approved an annual dividend increase of $0.02 per common share for a total annual dividend of $0.26, paid quarterly at a rate of $0.065 per common share. APUC’s total shareholder return proposition is based on an attractive dividend coupled with capital appreciation. The dividend increase reflects APUC's growing cash flows, solid earnings and attractive growth prospects.

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On March 21, 2011, APUC announced it executed an asset purchase agreement to acquire the Morse, Saskatchewan 20 MW wind energy development projects (“the Projects”). The Projects were selected by SaskPower for award of power purchase agreements in accordance with the SaskPower Green Options Partners Program in May 2010. The Projects will be developed by APCo and are expected to be completed in late 2013.

“We recorded a strong start to 2011 as a result of the positive impact of our value consolidation and growth initiatives that we undertook during 2009 and 2010”, commented Ian Robertson, Chief Executive Officer of APUC. “We look forward to continuing this momentum of growth in earnings, cash flow and capital appreciation in 2011 from our ongoing and successful business development initiatives.”

APUC’s financial information and analysis are available on the web site at www.algonquinpowerandutilities.com.

APUC will hold an earnings conference call at 9:00 a.m. eastern time on Friday, May 13, 2011, hosted by Chief Executive Officer, Ian Robertson and Chief Financial Officer, David Bronicheski.

Conference call details are as follows:

Date: Friday, May 13, 2011

Start Time: 9:00 a.m. eastern

Phone Number: Toll free within North America: 1-800-814-4859 or Local 416-644-3414.

Conference ID#: 4433621

For those unable to attend the live call, a digital recording will be available for replay two hours after the call by dialing 1-877-289-8525 or 416-640-1917 access code 4433621# from May 13, 2011 until May 27, 2011.

About Algonquin Power & Utilities Corp.

Through its distinct operating subsidiaries, APUC owns and operates a diversified portfolio of $1.1 billion of clean renewable electric generation and sustainable utility distribution businesses in North America. Liberty Water Co., APUC's water utility subsidiary, provides regulated water utility services to more than 73,000 customers with a portfolio of 19 water distribution and wastewater treatment utility systems and has entered into agreements to acquire additional utility systems serving 7,400 customers. Through its wholly owned subsidiary Liberty Energy Utilities Co., APUC provides regulated electricity and natural gas distribution services, currently serving more than 47,000 electric customers in the Lake Tahoe, CA area. Pursuant to previously announced agreements, Liberty Energy Utilities Co. is committed to acquiring Granite State Electric Company, a New Hampshire electric distribution company, and EnergyNorth Natural Gas Inc., a regulated natural gas distribution utility, which together serve approximately 130,000 customers. Algonquin Power Co., APUC’s electric generation subsidiary, includes 45 renewable energy facilities and 12 thermal energy facilities representing more than 460 MW of installed capacity. APUC and its operating subsidiaries deliver continuing growth through an expanding pipeline of greenfield and expansion renewable power and clean energy projects, organic growth within its regulated utilities and the pursuit of accretive acquisition opportunities. APUC’s common shares and convertible debentures are traded on the Toronto Stock Exchange under the symbols AQN, AQN.DB, AQN.DB.A and AQN.DB.B. Visit Algonquin Power & Utilities Corp. on the web at www.AlgonquinPowerandUtilities.com.

Caution Regarding Forward-Looking Information

Certain statements included in this news release contain information that is forward-looking within the meaning of certain securities laws, including information and statements regarding prospective results of operations, financial position or cash flows. These statements are based on factors or assumptions that were applied in drawing a conclusion or making a forecast or projection, including assumptions based on historical trends, current conditions and expected future developments. Since forward-looking statements relate to future events and conditions, by their very nature they require making assumptions and involve inherent risks and uncertainties. APUC cautions that although it is believed that the assumptions are reasonable in the circumstances, these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking statements. Material risk factors include those set out in the management’s discussion and analysis section of APUC’s most recent annual report, quarterly report, and APUC’s Annual Information Form. Given these risks, undue reliance should not be placed on these forward-looking statements, which apply only as of their dates. Other than as specifically required by law, APUC undertakes no obligation to update any forward-looking statements or information to reflect new information, subsequent or otherwise.

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For further information:

Kelly Castledine

Algonquin Power & Utilities Corp.

2845 Bristol Circle, Oakville, Ontario, L6H 7H7

Telephone: (905) 465-4500

Website: www.AlgonquinPowerandUtilities.com

CO: Algonquin Power & Utilities Corp.

CNW 19:17e 12-MAY-11